                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        Wackenhut Corrections Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    929798106
                                 (CUSIP Number)

                                Group 4 Falck A/S
                       Polititorvet, DK-1780 Copenhagen V
                               Copenhagen, Denmark
                              Tel: 011-45-3393-2310
                          Attn: Soren Lundsberg-Nielsen
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 8, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             -------------------------------------------------------




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
----------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE 13D/A
----------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Person
                       Group 4 Falck A/S

----------------------------------------------------------------------------------------------------------------------

2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)        [   ]
           (b)        [ x ]
----------------------------------------------------------------------------------------------------------------------

3)         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4)         Source of Funds (See Instructions)
                     00

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5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

----------------------------------------------------------------------------------------------------------------------

6)         Citizenship or Place of Organization
                    Denmark

----------------------------------------------------------------------------------------------------------------------
    Number of         7)      Sole Voting Power
     Shares                        0
  Beneficially     ---------------------------------------------------------------------------------------------------
    Owned by          8)      Shared Voting Power
      Each                         12,000,000
    Reporting      ---------------------------------------------------------------------------------------------------
     Person           9)      Sole Dispositive Power
      With                         0
                   ---------------------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                                    12,000,000
----------------------------------------------------------------------------------------------------------------------

11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                   12,000,000
----------------------------------------------------------------------------------------------------------------------

12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

----------------------------------------------------------------------------------------------------------------------

13)        Percent of Class Represented by Amount in Row (11)
                    57.11%(1)
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14)        Type of Reporting Person (See Instructions)
                        OO
----------------------------------------------------------------------------------------------------------------------


----------------
(1) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock of the Issuer were issued and outstanding.


                                      -2-




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
--------------------------------------------------------------------------------------------------------------------
                                                  SCHEDULE 13D/A
--------------------------------------------------------------------------------------------------------------------

1)        Name of Reporting Person
                      Milestone Holding One, Inc.

--------------------------------------------------------------------------------------------------------------------

2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)        [   ]
          (b)        [ x ]
--------------------------------------------------------------------------------------------------------------------

3)        SEC Use Only

--------------------------------------------------------------------------------------------------------------------

4)        Source of Funds (See Instructions)
                    00
--------------------------------------------------------------------------------------------------------------------

5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------------------------------------------

6)        Citizenship or Place of Organization
                   Delaware

--------------------------------------------------------------------------------------------------------------------
    Number of         7)      Sole Voting Power
     Shares                        0
  Beneficially     ---------------------------------------------------------------------------------------------------
    Owned by          8)      Shared Voting Power
      Each                         12,000,000
    Reporting      ---------------------------------------------------------------------------------------------------
     Person           9)      Sole Dispositive Power
      With                         0
                   ---------------------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                                    12,000,000
--------------------------------------------------------------------------------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person
               12,000,000
--------------------------------------------------------------------------------------------------------------------

12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------------------------------------------

13)       Percent of Class Represented by Amount in Row (11)
            57.11%(2)

--------------------------------------------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)
                        OO

--------------------------------------------------------------------------------------------------------------------

----------------
(2) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock of the Issuer were issued and outstanding.

         Group 4 Falck A/S, a company organized under the laws of Denmark ("Group 4 Falck"), and its wholly owned subsidiary, Milestone Holding One, Inc., a Delaware corporation ("MHO", and together with Group 4 Falck, the "Reporting Persons"), hereby file this Amendment No. 1 (this "Amendment No. 1") to amend and supplement the Statement on Schedule 13D originally filed on March 18, 2002 (the "Statement") with respect to the 12,000,000 shares (the "Subject Shares") of common stock, par value $0.01 per share ("Common Stock"), of Wackenhut Corrections Corporation, a Florida corporation (the "Issuer"), which the Reporting Persons may be deemed to beneficially own. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 1.

Item 2. Identity and Background

         The response in Item 2 of the Statement is hereby amended by deleting all references to Milestone Acquisition Corporation ("MAC") in paragraphs
(a)-(e) as the separate corporate existence of MAC ceased following the consummation of the Merger.

Item 3. Source and Amount of Funds or Other Consideration

         The response in Item 3 of the Statement is hereby amended by deleting the language in Item 3 in its entirety and inserting the following paragraph:

         "Upon consummation of the Merger on May 8, 2002, MAC merged with and into The Wackenhut Corporation ("TWC"), an operating company that indirectly owned, among other assets, the Subject Shares. As a result of the Merger, each of Group 4 Falck and MHO may be deemed to beneficially own the Subject Shares. The Merger was financed, in part, through a financing facility provided by UBS Warburg. No separate consideration was paid for the Subject Shares."

Item 4. Purpose of Transaction

         The response in Item 4 is hereby amended by deleting the language in
Item 4 in its entirety and inserting the following paragraphs:

         "Upon consummation of the Merger, TWC became a wholly-owned subsidiary of MHO and an indirectly wholly-owned subsidiary of Group 4 Falck. Group 4 Falck and MHO may now be deemed to beneficially own the Subject Shares.

         In connection with the Merger, the Issuer entered into an agreement with Group 4 Falck and TWC (the "WCC Agreement"). The WCC Agreement provides, among other things, that (1) for a period of three years following the Merger, the board of directors of the Issuer will consist of nine members, five of which will be independent directors, two of which will be officers of the Issuer and two of which will be representatives of Group 4 Falck, (2) during the one year period following the Merger, the nominating and compensation committee of the board of directors of the Issuer will consist of three members, two of which will be independent directors and one of which will be a representative of Group 4 Falck, and (3) until such time as Group 4 Falck directly or indirectly owns less than 49% of the outstanding Common Stock, (i) neither Group 4 Falck nor TWC will engage in the business of managing or operating prison, detention facility or mental health facility management businesses anywhere in the United States, and (ii) representatives of Group 4 Falck and TWC who serve on the board of directors of the Issuer will not have access to certain proprietary, confidential information of the Issuer, its subsidiaries or affiliates. The WCC Agreement also requires that any purchases of Common Stock by either TWC or Group 4 Falck during the three year period following the Merger be made only at a price approved by a majority of the independent directors of the Issuer.

            The preceding summary of certain provisions of the WCC Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the WCC Agreement, which is incorporated by reference herein as described in Item 7 of the Statement.

            Other than described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons named on Schedule A or B to the Statement, presently has any plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or any other similar action.

            The Reporting Persons reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4."

Item 5. Interest in Securities of the Issuer

            The response in Item 5 is hereby amended by deleting the language in paragraphs (a)-(b) and inserting the following paragraph:

          "Under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Act, Group 4 Falck and MHO may be deemed to beneficially own the Subject Shares, representing approximately 57.11%(3) of the issued and outstanding shares of common stock of the Issuer. To the best

----------------
(3) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock of the Issuer were issued and outstanding.

of the knowledge of each of Group 4 Falck and MHO, no shares of the capital stock of the Issuer are beneficially owned by any of the persons named on Schedules A or B."

          The response in Item 5 is hereby amended by deleting the language in paragraph (c) and inserting the following paragraph:

            "None of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the persons named on Schedules A, B or C, have effected any transactions in the Common Stock in the past 60 days."

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  May 22, 2002


                                       GROUP 4 FALCK A/S



                                       By: /s/ Lars Norby Johansen
                                           -------------------------------------
                                           Name:  Lars Norby Johansen
                                           Title: President and CEO



                                       By: /s/ Derrick Miller
                                           -------------------------------------
                                           Name:  Derrick Miller
                                           Title: Group CFO



                                       MILESTONE HOLDING ONE, INC.



                                       By: /s/ Lars Norby Johansen
                                           -------------------------------------
                                           Name:  Lars Norby Johansen
                                           Title: President and CEO



                                       By: /s/ Derrick Miller
                                           -------------------------------------
                                           Name:  Derrick Miller
                                           Title: Group CFO